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03054260

SECURITIES AND EXCHANGE COMMISSION

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SEC MAIL PROCESSING RECEIVED APR 28 2003 WASH, D.C. 207 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYDSE, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Broadway, Suite 933
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith DeSanto 212-483-0007
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name — if individual, state last, first, middle name)

8 Chatham Place, Dix Hills, NY 11746
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith DeSanto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYDSE, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

DAVID J. MOISE
Notary Public, State of New York
No. 02MO6032050
Qualified in New York County
Commission Expires October 18, 2005

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Independent Auditor's Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYDSE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

NYDSE, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

TABLE OF CONTENTS

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders
NYDSE, Inc.

We have audited the accompanying statement of financial condition of NYDSE, Inc. as of December 31, 2002 and the related statements of operations, stockholders' equity, and cash flows for the period February 1, 2002 (Inception) through December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NYDSE, Inc. at December 31, 2002 and the results of its operations and its cash flows for the period February 1, 2002 (Inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Linder & Linder

April 22, 2003

NYDSE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 28,773
Receivable from brokers	65,351
Notes receivable - officer	140,680
Note receivable - affiliate	52,100
Property and equipment - at cost, less accumulated depreciation of $4,441	22,528
Total Assets	$ 309,432

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 24,656
Stockholders' Equity	
Common stock, $.0001, par value, 100,000,000 shares authorized, 9,989,520 shares issued and outstanding	999
Additional paid in capital	592,738
Retained earnings (deficit)	(308,961)
Total Stockholders' Equity	284,776
Total Liabilities and Stockholders' Equity	$ 309,432

See accompanying auditors' report and notes to financial statements.

NYDSE, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FEBRUARY 1, 2002 (INCEPTION)
THROUGH DECEMBER 31, 2002

Revenues	
Trading	$ (17,987)
Interest and dividends	283
Other income	21,172
Total Revenues	3,468
Operating Expenses	
Compensation and employee benefits	1,000
Professional fees	24,190
Regulatory fees and assessments	2,998
Occupancy expenses	44,000
Communication	2,480
Other operating expenses	25,732
Total Operating Expenses	100,400
Loss From Operations	(96,932)
Provision for income taxes	1,261
Net Loss	$ (98,193)

See accompanying auditors' report and notes to financial statements.

NYDSE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FEBRUARY 1, 2002 (INCEPTION)
THROUGH DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance - February 1, 2002	$ 993	$ 331,164	$(210,768)
Stock acquired	6	259,994	-
Stock issued for services	-	1,580	-
Net loss - 2002	-	-	(98,193)
Balance - December 31, 2002	$ 999	$ 592,738	$(308,961)

See accompanying auditors' report and notes to financial statements.

NYDSE, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FEBRUARY 1, 2002 (INCEPTION) THROUGH DECEMBER 31, 2002

Cash Flows from Operating Activities	
Net loss	$ (98,193)
Adjustment to reconcile net loss to net cash flows from operating activities	
Depreciation	3,608
Changes in operating assets and liabilities	
Increase in receivables from brokers	(29,781)
Increase in accrued expenses	24,656
Cash Flows Used for Operating Activities	(99,710)
Cash Flows from Investing Activities	
Payments to officer	(129,407)
Repayments by officer	41,322
Payments to affiliate	(52,100)
Purchase of property and equipment	(15,975)
Cash Flows Used For Investing Activities	(156,160)
Cash Flows from Financing Activities	
Proceeds from issuance of common stock	261,580
Cash Flows Provided By Financing Activities	261,580
Net Increase in Cash and Cash Equivalents	5,710
Cash and Cash Equivalents, February 1, 2002	23,063
Cash and Cash Equivalents, December 31, 2002	$ 28,773

See accompanying auditors' report and notes to financial statements.

NYDSE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies

Nature of Business

NYDSE, Inc., (the "Company"), which became a broker-dealer in 2002, is a member of the National Association of Securities Dealers, Inc. and is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Presentation

The financial statements present operations from February 1, 2002, the date broker-dealer operations commenced, through December 31, 2002.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets ranging from 5 to 7 years.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NYDSE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies - (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Business Plan

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements the Company has incurred a net loss of $98,193 for the period February 1, 2002 through December 31, 2002 and has incurred losses to date amounting to $308,961. Such losses raise questions regarding the Company's ability to continue as a going concern. An investor/shareholder has indicated her intent to continue to fund, as needed, operations and working capital as well as to meet its regulatory requirements.

Realization of a major portion of the assets in the accompanying balance sheet is dependent upon future operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements.

Note 3 - Receivable from Brokers

Receivable from brokers arise as a result of the Company's normal security transactions.

NYDSE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 4 - Related Party Transactions

Note receivable - affiliate

The Company has provided working capital to an affiliated company, whose major shareholder is the major shareholder of the Company. The note provides for quarterly interest payments at 4% per annum and commencing April 2003. The note matures December 2008.

Note receivable - officer

An officer of the Company has borrowed money from the Company. The notes provide for quarterly interest payments at 4% per annum and commencing April 2003. The notes mature December 2007 and 2008, respectively.

Leases

The Company leases its office premises and office equipment from an affiliated company, whose major shareholder is the major shareholder of the Company. The lease provides for an annual rental of $48,000 payable in monthly installments and matures March 31, 2008.

Property and Equipment

The Company purchased office equipment amounting to $15,975 from an affiliated company, whose major shareholder is the major shareholder of the Company.

Note 4 - Financial Instrument

Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at such institution is insured by the Federal Deposit Insurance Corporation up to $100,000.

NYDSE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 5 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/8 of aggregate indebtedness.

At December 31, 2002, the Company had net capital, as defined, of $68,161 which exceeded the required minimum net capital by $63,161. Aggregate indebtedness at December 31, 2002 totalled $24,656 and the ratio of aggregate indebtedness to net capital was .36 to 1.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers located throughout the United States.

SUPPLEMENTARY INFORMATION

NYDSE, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2002

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital	
Stockholders' equity	$284,776
Deductions - Non-allowable assets	
Notes receivable - officer	140,680
Note receivable - affiliate	52,100
Property and equipment	22,528
	215,308
Net capital before haircuts	69,468
Haircuts	
Money market funds	1,307
Net capital, as defined	68,161
Minimum net capital required	5,000
Net capital in excess of minimum requirement	$ 63,161

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$ 24,656

Ratio of aggregate indebtedness to net capital

Total aggregate indebtedness	$ 24,656	= .36
Net capital	$ 68,161	

The ratio of aggregate indebtedness to net capital is .36 to 1 compared to the maximum allowable ratio of 8 to 1.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

See accompanying auditors' report.

NYDSE, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2002

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company uses an independent escrow bank account in accordance with Rule 15c2-4 and does not hold customer funds or securities.

Reconciliation of Computation of Net Capital (in thousands)

Net Capital, per Focus Report	$ 82,622
Adjustment to nonallowable assets	38,363
Year-end adjustments	(52,824)
	(14,461)
Net capital, as computed	$ 68,161
Aggregate Indebtedness, per Focus report	$ 10,195
Net adjustments of accrued expenses and other liabilities	14,461
Aggregate indebtedness, as computed	$ 24,656

The Company has amended its Focus Report Form X-17A-5 for the quarter ended December 31, 2002.

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(ii).

See accompanying auditors' report.

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
and Stockholder
NYDSE, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of NYDSE, Inc., (the "Company"), for the period February 1, 2002 (Inception) through December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling

this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control activities for safeguarding securities and its operations, that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of NYDSE, Inc. for the period February 1, 2002 (Inception) through December 31, 2002 and this report does not affect our report thereon dated April 22, 2003. The Company kept its books and records on a cash basis of accounting rather than accrual basis required by generally accepted accounting principles. In addition, various transactions with related parties were erroneously included in the books and records of the Company. Subsequent to year end, the Company converted its books and records to the accrual basis of accounting as of the commencement of its initial operations and corrected the misposting of related party transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of NYDSE, Inc. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in there regulation of registered brokers and dealers, and is not intended to be used by anyone other than those specified parties.

April 22, 2003

NYDSE, Inc.

CONSOLIDATED SECONDARY MARKET FOR RESTRICTED SECURITIES

April 25, 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549 Attention: Federal Information Center Services

Gentleman:

This letter serves to notify the Securities and Exchange Commission, as required by rule 17a-5(j) about material weaknesses in the internal control system of NYDSE, Inc., as noted in the firm's audited reports.

As noted by the auditor in the supplementary information provided in the annual audit of NYDSE, Inc., for the year ended December 31, 2002, material weaknesses existed in the internal control procedures of NYDSE, Inc. during this period, because the company kept its books on a cash basis of accounting rather than accrual basis, and because various transactions with related parties were erroneously included in the books and records.

NYDSE, Inc., as also noted in the annual audit, has subsequent to year-end, converted its books and records to the accrual basis of accounting as of the commencement of its initial operations and corrected the misposting of related party transactions.

NYDSE, Inc., has been, and continues to be in a development stage, meaning that no business has yet been transacted with any customers. During this period, cash basis accounting was being used for daily operations, using commercial cash management software, because there was a limited amount of activity occurring, and it was deemed that proper accrual adjustments could be made at the end of each period. While this method of adjusting cash to accrual accounting may be adequate under some circumstances, the quantity and complexity of related party transactions occurring on the books and records of the company soon caused this approach to be untenable.

NYDSE, Inc., therefore, has adopted the use of a comprehensive general-ledger computerized accounting system to enable it to properly account for these transactions as they occur, and has retroactively converted its books and records using this system. This conversion allowed NYDSE to detect and properly record related party transactions that had either been missing or posted incorrectly in the original books and records. The results of these corrections are reflected in the amended focus report for the 4th quarter of 2002, and in the annual audit.

26 Broadway, Suite 933, New York, N.Y. 10004 KD@NYDSE.com 212.785.0969


NYDSE, Inc.
CONSOLIDATED SECONDARY MARKET FOR RESTRICTED SECURITIES

The corrective actions referred to in this letter are also noted audited financial statements, as required by SRC Rule 52.6. As required under this rule, auditors do not refer to the corrective actions in their reports unless such corrective actions are suitably designed to correct the weaknesses and are being applied as prescribed. While there corrective actions are suitably designed to meet our current accounting needs, and are therefore referred to in the audited report, we will continue to monitor our firm's internal control procedure, with the periodic assistance of our outside independent auditor, to ensure that material weaknesses do not arise in the future.

Naturally, should you have any questions, or require anything further, please do not hesitate to call.

Very truly yours,

Michael Davison
Financial Operations Principal
NYDSE, Inc.

cc: NASD Regulation, Inc. / Systems Support
9509 Key West Avenue, 3rd Fl
Rockville, MD 20850
Attention: Sherry Lawrence

Securities and Exchange Commission
233 Broadway
New York, NY 10279